

Saskatchewan Wheat Pool
2625 Victoria Avenue
Regina, Saskatchewan
S4T 7T9 306-569-4400

Saskatchewan Wheat Pool

June 25, 2003

SEC Exemption #: 82-5037



03024136

There was an error in the interim financial statements and News Release. The "Segment Earnings From Operations" information refers to financial information for the "Nine Months ended April 2003". This should have read for the Nine Months ended April 2002".

Attached is an amended document.

Colleen Vancha, Director
Investor Relations and Communications

dlw 6/30





SEC Exemption #: 82-5037

Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037

June 24, 2003

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is

1. A copy of a news release dated June 24, 2003, regarding the Saskatchewan Wheat Pool's 3rd quarter results for the period ending April 30, 2003. This was filed with the Toronto Stock Exchange and provincial securities commissions.

2. A copy of the Pool's Quarterly Report including the 3rd quarter financial statements, which were mailed to the shareholders and filed with the Toronto Stock Exchange and provincial securities commissions.

3. A copy of the Confirmation of Mailing that was also filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,



for Colleen Vancha, Director
Investor Relations and Communications

Copy to: Susan Engel, General Counsel and Corporate Secretary
Lyn Kristoff, Interim Executive Vice President, Finance & Chief Financial Officer

Attachment

SEC Exemption #: 82-5037


POOL
Saskatchewan Wheat Pool

For Immediate Release
June 24, 2003
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

FRESH START FOR THE POOL

Saskatchewan Wheat Pool today announced its third quarter results for fiscal 2003, which fully reflect the company's financial reorganization that was completed during the quarter. The Pool's restructuring has been accounted for under the principles of comprehensive revaluation, or fresh start accounting, which revalues the balance sheet based on fair values. Readers should refer to the company's Quarterly Report for a complete description of the adjustments.

"We have completed our reorganization relieving the Pool of the heavy burden that comes with excessive debt levels," said CEO Mayo Schmidt. "We now have the financial capacity and operating flexibility to restore profitability as production levels normalize."

The Pool's consolidated sales and operating revenues for the quarter were $310 million, down from $550 million in the third quarter last year. The reduction directly relates to the 45-per-cent drop in 2002 grain production due to drought, along with the absence of sales this year from companies that were sold in fiscal 2002. The Agri-products Segment and Can-Oat Milling improved sales to partially offset the decline.

Third quarter EBITDA, or earnings before interest, securitization, taxes, depreciation and amortization, was a loss of $7.8 million, approximately $10 million lower than the previous year due to lower grain volumes, lower volumes of finished hogs sold during the quarter and poor pork prices. Interest costs were $14.1 million, which includes $3.3 million of non-cash interest expense. The non-cash expense relates to the accretion of long-term debt from the fair value at January 31, 2003, to the face value at November 2008. Depreciation and amortization was $6.7 million, significantly lower than historical levels, and indicative of the company's quarterly depreciation costs going forward. Operating costs on a year-to-date basis dropped $21.6 million compared to the previous period.

The net loss for the quarter was $30.4 million, which equates to a loss per share of $0.46. After the accretion related to the equity component of the convertible notes, which does not form part of interest expense, the EPS loss is $0.56 per share.

The Pool's primary shipments in the quarter were 0.8 million tonnes for a total to-date of 3.6 million tonnes, or 37 per cent behind the previous year, reflecting the impact of drought on volumes and the availability of quality commodities this year. Port terminal volumes were 1.6 million tonnes in the first nine months, just over half of last year's level. Thunder Bay volumes were comparable on strong exports out of Manitoba, however volumes through Vancouver declined substantially. No volumes flowed to that port from mid-August to December due to a labour dispute. In addition, Vancouver's draw areas of Alberta and western Saskatchewan were heavily hit by drought, substantially reducing the amount and quality of grain available for export off the West Coast.

Communications 2625 Victoria Ave. Regina SK S4T 7T9 Tel:(306) 569-4525 Fax:(306) 569-4400 www.swp.com

SEC Exemption #: 82-5037

Nine Month Volumes April 30, 2003
(000's of tonnes)

	Increase/ (Decrease)	F2003	F2002
Primary Elevator Shipments	-37%	3,607	5,698
Terminal Operations			
Vancouver	-78%	382	1,766
Thunder Bay	-0.5%	795	799
Share of Affiliates	-27%	424	580
Total Terminal Operations	**-49%**	**1,601**	**3,145**

EBITDA for the Grain Handling and Marketing Segment was a loss of $5.3 million in the quarter, reflecting drought-related volume declines, partly offset by higher margins, additional cost savings and a grain insurance recovery recorded in the period.

The Agri-products Segment generated sales growth of 30 per cent and EBITDA increased 26 per cent from the same quarter last year, reflecting stronger fertilizer, seed and crop protection sales, as the industry geared up for the spring sales season.

The Agri-food Processing Segment generated sales in the third quarter of $31 million, up slightly from the comparable quarter last year after excluding sales from companies sold last year. EBITDA from Can-Oat Milling and Prairie Malt Limited combined was $5.7 million for the quarter, down from the previous year due to depleted supplies of quality malt barley in Western Canada because of drought. The company's feed mill and aquaculture had similar results to last year, while sales in the Pool's pork operations dropped on lower volumes and sales prices.

"We are looking forward to next year with a renewed sense of optimism. Our spring selling season has been strong," said Schmidt. "Insects have become an issue in some areas and we still require timely rains to meet the initial production estimates of a normal crop. However, drought relief has come in many parts of Western Canada, which signals the potential for a significant earnings recovery for the Pool in fiscal 2004."

Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

SEC Exemption #: 82-5037

CONSOLIDATED BALANCE SHEETS

	As at April 30 2003	As at January 31 2003
	(in thousands)	
	(unaudited)	(unaudited)
ASSETS		
Current Assets		
Cash	$ 1,489	$ 2,382
Cash in trust	513	13,898
Short-term investments	20,057	29,088
Accounts receivable	88,956	94,381
Inventories	317,997	286,575
Prepaid expenses	8,864	8,469
Future income taxes	921	782
	438,797	435,575
Investments	4,552	4,945
Property, Plant and Equipment	298,630	314,413
Other Long-Term Assets	6,798	7,476
Future Income Taxes	80,324	80,324
	$ 829,101	$ 842,733
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Bank indebtedness	$ 15,509	$ 15,674
Short-term borrowings	123,459	122,174
Members' demand loans	7,361	6,178
Members' shares	1,793	1,797
Accounts payable	203,402	181,484
Long-term debt due within one year	7,525	7,155
	359,049	334,462
Long-Term Debt	265,447	273,407
Other Long-Term Liabilities	47,674	47,300
Future Income Taxes	8,781	8,909
Non-Controlling Interest	-	54
	680,951	664,132
Shareholders' Equity		
Share capital	28,439	22,335
Convertible notes- equity component	156,160	156,266
Retained earnings (deficit)	(36,449)	-
	148,150	178,601
	$ 829,101	$ 842,733

SEC Exemption #: 82-5037

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

	Three months ended April 30 2003	Pre-reorganization Six months ended January 31 2003	Pre-reorganization Three months ended April 30 2002	Pre-reorganization Nine months ended April 30 2002
	(In thousands)			
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales and Other Operating Revenues	$ 310,042	$ 970,247	$ 549,701	$ 1,997,139
Cost of Sales and Expenses				
Cost of sales and operating expenses	305,256	949,118	530,299	1,901,209
Selling and administrative expenses	12,590	24,519	16,756	59,237
Depreciation and amortization	6,655	25,793	17,358	53,911
(Gain) Loss on disposals	-	-	(7,718)	9,722
	324,501	999,430	556,695	2,024,079
Loss Before the Undernoted	(14,459)	(29,183)	(6,994)	(26,940)
Non-controlling interest	53	1,233	36	666
Loss Before Interest and Taxes	(14,406)	(27,950)	(6,958)	(26,274)
Interest expense	14,116	23,650	13,142	45,988
Securitization expense	-	3,016	1,273	6,887
Loss Before Corporate Taxes	(28,522)	(54,616)	(21,373)	(79,149)
(Expense) Recovery of corporate taxes	(1,930)	20,180	8,677	28,085
Net Loss	(30,452)	(34,436)	(12,696)	(51,064)
Retained Earnings, Beginning of Period	-	(54,422)	(631)	37,737
Accretion of equity component of convertible long-term debt	(5,997)	-	-	-
Retained Earnings, End of Period	$ (36,449)	$ (88,858)	$ (13,327)	$ (13,327)
Earnings (Loss) Per Share after Accretions	$ (0.56)	$ (0.92)	$ (0.34)	$ (1.36)

SALES AND OPERATING REVENUE BY SEGMENT

	Three months ended April 30 2003	Pre-reorganization Six months ended January 31 2003	Pre-reorganization Three months ended April 30 2002	Pre-reorganization Nine months ended April 30 2002
	(in thousands)			
SALES	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Grain Handling and Marketing	$ 225,554	$ 769,441	$ 384,814	$ 1,352,112
Agri-products	43,899	123,198	33,755	150,983
Agri-food Processing	31,101	65,142	125,672	448,072
Other	17,147	30,460	21,298	81,019
Intersegment sales	(7,659)	(17,994)	(15,838)	(35,047)
	$ 310,042	**$ 970,247**	**$ 549,701**	**$ 1,997,139**

SEC Exemption #: 82-5(

SEGMENT EARNINGS FROM OPERATIONS

	Three months ended April 30 2003 (in thousands) (unaudited)				Pre-reorganization Six months ended January 31 2003 (in thousands) (unaudited)			
	EBITDA	D&A	(Gain)/ Loss on Disposals	EBIT	EBITDA	D&A	(Gain)/ Loss on Disposals	EBIT
Grain Handling and Marketing	$ (5,323)	$ 2,740	$ -	$ (8,063)	$ 7,169	$ 14,883	$ -	$ (7,714)
Agri-products	(2,136)	2,138	-	(4,274)	(5,926)	3,677	-	(9,603)
Agri-food Processing	5,671	1,292	-	4,379	6,327	2,542	-	3,785
Other	(2,059)	485	-	(2,544)	(1,873)	4,438	-	(6,311)
Segment Results	(3,847)	6,655	-	(10,502)	5,697	25,540	-	(19,843)
Corporate expenses	(3,904)	-	-	(3,904)	(7,854)	253	-	(8,107)
Per Financial Statements	$ (7,751)	$ 6,655	$ -	$ (14,406)	$ (2,157)	$ 25,793	$ -	$ (27,950)

SEGMENT EARNINGS FROM OPERATIONS

	Pre-reorganization Three months ended April 30 2002 (in thousands) (unaudited)				Nine months ended April 30 2002 (in thousands) (unaudited)			
	EBITDA	D&A	(Gain)/ Loss on Disposals	EBIT	EBITDA	D&A	(Gain)/ Loss on Disposals	EBIT
Grain Handling and Marketing	$ (1,012)	$ 8,509	$ -	$ (9,521)	$ 21,057	$ 24,705	$ -	$ (3,648)
Agri-products	(2,883)	2,603	(7,818)	2,332	(3,042)	8,629	(7,818)	(3,853)
Agri-food Processing	7,866	3,688	100	4,078	26,043	12,248	21,579	(7,784)
Other	3,349	2,262	-	1,087	6,848	7,418	(4,039)	3,469
Segment Results	7,320	17,062	(7,718)	(2,024)	50,906	53,000	9,722	(11,816)
Corporate expenses	(4,638)	296	-	(4,934)	(13,547)	911	-	(14,458)
Per Financial Statements	$ 2,682	$ 17,358	$ (7,718)	$ (6,958)	$ 37,359	$ 53,911	$ 9,722	$ (26,274)

SEC Exemption #: 82-503

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended April 30 2003	Pre-reorganization Six months ended January 31 2003	Three months ended April 30 2002	Nine months ended April 30 2002
	(in thousands)		(in thousands)	
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash From (Used In) Operating Activities:				
Net loss	$ (30,452)	$ (34,436)	$ (12,696)	$ (51,064)
Add (deduct) items not involving cash				
Depreciation and amortization	6,655	25,793	17,358	53,911
Loss on disposals	-	-	(7,718)	9,722
Future income taxes (recovery)	175	(22,827)	(10,379)	(31,984)
Pension	425	760	(1,901)	(6,714)
Interest accretion and bank refinancing amortization	3,331	5,616	3,212	9,901
Non-controlling interest	(53)	(1,233)	(36)	(666)
Other items	(1,035)	(77)	(1,095)	(1,131)
Cash flow used in operations	(20,954)	(26,404)	(13,255)	(18,025)
Changes in non-cash working capital items				
Accounts receivable	3,879	48,181	12,338	201,229
Securitization of accounts receivable	-	(8,875)	(14,680)	(129,856)
Inventories	(32,570)	(11,946)	(84,337)	(94,835)
Securitization of inventories	-	14,277	2,741	3,706
Accounts payable	25,242	(31,931)	57,141	26,720
Prepaid expenses	(431)	(991)	939	2,685
Changes in non-cash working capital	(3,880)	8,715	(25,858)	9,649
Cash used in operating activities	(24,834)	(17,689)	(39,113)	(8,376)
Cash From (Used in) Financing Activities				
Proceeds of long-term debt	-	72,969	503	5,488
Repayment of long-term debt	(9,998)	(2,966)	(45,893)	(144,505)
Proceeds of short-term borrowings	1,285	4,917	9,828	25,269
Increase (repayment) of members' demand loans	1,183	(18,446)	(3,743)	(8,487)
Repayment of members' shares	(4)	-	-	-
(Decrease) increase in other long-term liabilities	(1,010)	(260)	1,021	(392)
(Decrease) increase in share capital	-	(11)	1	(2)
Cash (used in) from financing activities	(8,544)	56,203	(38,283)	(122,629)
Cash From (Used in) Investing Activities				
Property, plant and equipment expenditures	(1,045)	(3,357)	(2,209)	(11,507)
Proceeds on sale of property, plant and equipment	9,753	1,390	2,860	9,227
Divestitures	-	-	42,495	85,254
Decrease (increase) in cash in trust	13,385	(13,898)	-	-
Decrease in investments	378	3,168	74	2,553
Decrease (increase) in other long-term assets	1,148	(6,201)	(2,620)	(3,535)
Cash from (used in) investing activities	23,619	(18,898)	40,600	81,992
(Decrease) Increase in Cash and Cash Equivalents	(9,759)	19,616	(36,796)	(49,013)
Cash and Cash Equivalents, Beginning of Period (a)	15,796	(3,820)	1,021	13,238
Cash and Cash Equivalents, End of Period (a)	$ 6,037	$ 15,796	$ (35,775)	$ (35,775)
Supplemental disclosure of cash (paid) recovered during the year:				
Interest	(21,421)	(11,439)	(10,089)	(34,679)
Securitization	-	(3,016)	(1,273)	(6,887)
Income Taxes	(189)	(3,418)	(677)	21,798

(a) Cash and cash equivalents consist of cash, short-term investments and bank indebtedness.

Communications 2625 Victoria Ave. Regina SK S4T 7T9 Tel:(306) 569-4525 Fax:(306) 569-4400 www.swp.com

SEC Exemption #: 82-5037

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; weather conditions, including drought; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

-30-

Media Contact: Media may contact Dawn Blaus at 306-569-4291 to arrange individual interviews regarding today's announcement.

Investor Contact: Investors who have comments or questions about today's announcement may contact the Investor Relations Division at 306-569-4525.

SEC Exemption #: 82-5037



SASKATCHEWAN WHEAT POOL

3RD QUARTER REPORT – APRIL 30, 2003

To our Shareholders:

The Pool's capital restructuring initiative was successfully finalized in the third quarter of Fiscal 2003 providing the company with lower cash interest and depreciation costs, a more flexible capital structure, new operating lines and additional liquidity to fully fund its operating requirements. A total of $405 million of debt was exchanged for 22.9 million Class B shares and two new series of notes including $150 million in senior subordinated notes and $255 million of convertible subordinated notes, both of which mature in November 2008.

The reorganization has been accounted for using the principles of comprehensive revaluation (fresh start accounting) as required by Generally Accepted Accounting Principles (GAAP). As a result of the financial restructuring, the Pool becomes a new reporting entity with a new opening balance sheet effective January 31, 2003.

Financial Statement Presentation

The balance sheet is presented on a post-restructuring basis as at January 31, 2003 and April 30, 2003. Comparative period balance sheets are no longer relevant because they were prepared on different bases.

The company's income and cash flow statements include the financial results for the first six months of Fiscal 2003 prior to the restructuring along with the three-month results for the third quarter prepared using the principles of fresh start accounting. The cumulative total of these two reporting periods are not comparable to the first nine-months of Fiscal 2002 given the reorganization and subsequent comprehensive revaluation. As a result, in this Quarterly Report, management has limited its comparison of the third quarter and year-to-date results to the Sales and EBITDA levels.

Additional information on the fresh start adjustments can be found in the Liquidity and Capital Resources Section and Notes to the Financial Statements.

SUMMARY OF CONSOLIDATED RESULTS:

Saskatchewan Wheat Pool recorded consolidated sales and operating revenues in the third quarter of Fiscal 2003 of $310 million, which compares to $550 million last year. On a year-to-date basis, sales were $1.3 billion compared to $2.0 billion a year earlier. The sales decline relates directly to the 45% drop in 2002 grain production levels due to drought and the reduction in this year's sales resulting from companies that were sold in the 2002. Can-Oat Milling and the Agri-products segment posted sales increases of 10.5% and 9.8%, respectively to partially offset the decline.

Third quarter EBITDA, or earnings before interest, securitization, taxes, depreciation and amortization, was a loss of $7.8 million, approximately $10 million lower than the previous year due to the drought, which caused shortages of quality commodities available for export and processing. In addition, lower volumes of pork sold during the period coupled with low margins in that business had an impact on results. On a year-to-date basis, EBITDA was a loss of $9.9 million versus EBITDA of $37.4 million in the first nine months last year.

Interest costs for the quarter were $14.1 million, which includes approximately $3.3 million of non-cash interest expense. This non-cash interest is related to the accretion of the Senior Subordinated Notes and the debt component of the Convertible Notes.

Depreciation and amortization for the three-month period totaled $6.7 million. On a go forward basis, the company expects annual depreciation costs of approximately $25 million, half the historical levels.



The Pool's operating expenses continued to reflect management's cost containment focus. On a year-to-date basis, the company's operating costs were $21.6 million lower than the previous year's period.

The net loss for the quarter was $30.4 million, which equates to a loss per share of $0.46. After the accretion related to the equity component of the convertible notes, which does not form part of interest expense and is an adjustment to shareholders' equity, the EPS loss is $0.56 per share.

SEGMENT RESULTS:

Grain Handling and Marketing

The Pool's primary shipments for the third quarter of Fiscal 2003 were 0.8 million tonnes for a year-to-date total of 3.6 million tonnes, representing a 37% decline in shipments relative to the prior year's period. The drought of 2002 reduced crop production and corresponding export volumes to historic lows and has had a significant impact on earnings.

A review of third quarter industry shipments reveals a large disparity among western Canadian provinces. Saskatchewan shipments of wheat and barley, otherwise referred to as Canadian Wheat Board (CWB) grains, were down 54%. Shipments out of Alberta were 32% behind the previous year, while in Manitoba shipments actually rose 14% reflecting the normal production levels in that province. The CWB only exported 3.9 million tonnes to April 30, suggesting that they will have to export approximately 85,000 metric tonnes per week to hit their target of 8.7 million tonnes for fiscal 2003 (exports of CWB commodities in 2002 were 16 million tonnes and in 2001, the last non-drought year, were 18.3 million). For the Pool, approximately 50% of its total shipments were CWB grains. Despite drought-reduced volumes, the Pool remained focused on its multi-car shipment program, moving 94% of all cars in incentive trains, up from 92% last year. Utilization of 50- or 100-car unit trains occurred for 75% of its shipments, which compares favourably to 68% last year.

Port terminal volumes reflected the small crop at 1.6 million tonnes in the first nine months, just over half of last year's level. Thunder Bay volumes were comparable due to strong exports out of Manitoba. The Vancouver port's decline was two-fold. No volumes flowed to that port from mid-August to December due to a labour dispute and lock out, which has since been resolved. In addition, Vancouver's draw areas of Alberta and western Saskatchewan were heavily hit by drought, substantially reducing the amount and quality of grain available for export off the west coast.

Nine Month Volumes April 30, 2003
(000's of tonnes)

	Increase/ (Decrease)	F2003	F2002
Primary Elevator Shipments	-37%	3,607	5,698
Terminal Operations			
Vancouver	-78%	382	1,766
Thunder Bay	-0.5%	795	799
Share of Affiliates	-27%	424	580
Total Terminal Operations	**-49%**	**1,601**	**3,145**

EBITDA for the Grain Handling and Marketing segment was a loss of $5.3 million in the quarter reducing EBITDA for the first nine months to $1.9 million, which compares to $21.1 million last year. The year-over-year change reflects drought-related volume declines, partly offset by additional cost savings and a grain insurance recovery of approximately $8.5 million.

SEC Exemption #: 82-5037



3rd Quarter Report ending April 30, 2003

Current crop conditions range from good to excellent for the majority of growing regions in Western Canada. In the Canadian Wheat Board's June 12, 2003, crop forecast, preliminary estimates suggest wheat production at 23.2 million tonnes, up 65%, durum production at 4.9 million tonnes, up 32%, barley production of 12.7 million tonnes, up 105% and canola production of 5.7 million tonnes, up 63%. Final production numbers are dependent on timely rains throughout the growing season. However, if normal weather persists, the Pool is confident that the work it has completed to lower its costs and enhance efficiency will drive a significant volume and earnings improvement in Fiscal 2004.

Agri-products

Total sales for this segment for the third quarter were $44 million, up 30% from the third quarter last year. Year-to-date sales totaled $167 million, up 11% on stronger fertilizer sales as a result of producers purchasing fertilizer supplies earlier due to higher nitrogen prices, along with increased crop protection product and seed sales. Agricultural equipment sales were lower than the previous year as a result of poor demand for bins in the fall due to the small crop and the Pool's decision to exit certain product lines this year.

EBITDA for the three months was a loss of $2.1 million, a 26% improvement over the same quarter last year. Combined with the first six months, year-to-date EBITDA was a loss of $8.1 million, compared to a loss of $3.0 million last year. The entire year-over-year variance relates to revenue that was previously generated through the Pool's internal agri-products financing program, a service now provided by Farm Credit Canada and John Deere Credit. The programs result in a corresponding benefit to the interest costs of the Pool.

The Agri-product season was in full swing by mid-May as ample spring rains restored most drought-stricken regions. Crops are now emerging at normal rates throughout most of the Prairies with the exception of a small pocket in west-central Saskatchewan. The Pool expects strong crop protection sales in the fourth quarter as producers focus on weed control and managing insect damage. Fertilizer sales are also expected to exceed last year's levels in the final quarter.

Agri-food Processing

The Agri-food Processing segment generated sales in the third quarter of $31 million, up slightly from the comparable quarter last year after excluding sales from companies sold last year. Year-to-date sales were up 7.5% to $96.2 million on the same basis. The increase is driven by increases at Can-Oat Milling while Prairie Malt Limited sales were similar for the period.

EBITDA from Can-Oat Milling and Prairie Malt Limited combined was $5.7 million for the quarter and $12 million for nine months, which compares to approximately $16.1 million for the same year-to-date period in Fiscal 2002. The majority of the variance relates to drought that depleted supplies of quality malt barley in Western Canada, forcing Prairie Malt to source its raw commodities from other regions to meet customer demands.

As we look forward to the remainder of the year, results from Can-Oat should remain strong but are not expected to meet last year's level. At Prairie Malt, the lack of quality malt in Western Canada this year will result in significantly lower margins this year and for the first few months of next year. However, assuming a return to normal crop production this summer, the outlook for Fiscal 2004 is stronger for both companies.

Other

Sales for the Pool's pork, aquaculture and remaining feed mill operation were $17.1 million in the quarter, compared to $21.3 million in Fiscal 2002. Heartland Pork marketed 240,000 finished hogs in the first nine months of the year, compared to 264,000 last year. The EBITDA decline in the segment resulted from the lower volumes of pork sold, cyclically low selling prices for pork and higher feed costs.



3rd Quarter Report ending April 30, 2003

LIQUIDITY AND CAPITAL RESOURCES

Fresh Start Accounting – Balance Sheet Adjustments

The company successfully completed the restructuring of its senior secured debt in the third quarter. The financial reorganization has been accounted for using the principles of fresh start accounting with an effective date of January 31, 2003. Under this treatment, the Pool was required to adjust the value of its assets and liabilities to estimated fair values to reflect the fair value of its equity.

Following is a summary of the long-term debt outstanding as reflected on the January 31, 2003 balance sheet:

	Principal Amount	Jan 31/03 Balance Sheet
	(000's)	
Long-term debt:		
Senior bank debt	$100,000	$100,000
Senior Subordinated Debt[1] (81%)	$150,000	121,500
Convertible Notes – debt component[2]		22,234
Other long-term debt		29,673
		$273,407

Following is a summary of the equity outstanding as reflected on the January 31, 2003 balance sheet:

Shareholders equity:

Convertible Notes – Principal amount[3]	$255,000
Less portion reflected as share capital – restructuring adjustment	(8,487)
Less fair value adjustment (30%)	(68,013)
Less debt component	(22,234)
	156,266
Class B non-voting shares (60,363,256 O/S @ $0.37/share)	22,335
	$178,601

[1]The difference between the principal amount of the senior subordinated notes and the fair values recorded on the balance sheet will be accreted over their life as interest expense (non-cash).

[2]The present value of the interest payments that may become due on the convertible notes in 2006, 2007 and 2008 (should the company meet certain financial thresholds) has been recorded as long-term debt on the balance sheet. This component will accrete up to the amount of the interest payments that may become due. The accretion will be charged to interest expense (non-cash).

[3]The convertible note is recorded as equity on the balance sheet given the company's right and ability to convert the notes to equity upon maturity. Based on current expectations, the company believes that it is likely it will convert the notes to voting shares in November 2008. The equity portion of the convertible notes will be accreted over the life of the instrument to the principal amount plus accrued (non-cash) interest, with this accretion recorded as an adjustment to retained earnings.

Fixed assets were re-valued using the discounted cash flow method to align with the new equity and debt values. Goodwill has been entirely eliminated, as is general practice in comprehensive revaluations.

Further details with respect to the restructuring are provided in Note 1 to the interim financial statements.



3rd Quarter Report ending April 30, 2003

Debt Ratings

Subsequent to quarter-end, Dominion Bond Rating Services and Standard and Poor's upgraded the company's credit ratings assigning stable trends. The following ratings have been assigned (previous rating in brackets – NR – not rated):

Rating Agency	Corporate Rating	Bank Debt	Senior Note	Convertible Note
DBRS	B (NR)	NR (C)	B low (C)	NR (NR)
S&P	B (SD)	B (D)	CCC+ (D)	CCC+ (NR)

Total Debt

Total debt decreased during the quarter primarily due to a repayment of the term bank debt as a result of certain asset sales.

Total Debt ($ millions)	**April 30/03**	**Jan 31/03**
Bank indebtedness & short-term borrowings	$139M	$138M
Member demand loans and shares	9M	8M
Long-term debt due in one year	8M	7M
Total short-term debt	156M	153M
Long-term debt		
Bank term loan	91M	100M
Senior subordinated note	124M	121M
Convertible note – debt component	23M	22M
Members' term loans	3M	4M
Subsidiaries and proportionate share of joint venture debt	24M	26M
Other long-term debt	265M	273M
Total debt	$421M	$426M

Convertible Notes

Convertible subordinated notes with a principal value of $255 million were issued under the Pool's financial restructuring initiative. Each $1,000 of notes is convertible, at the option of the holder, into approximately 2227 shares at any time prior to the November 2008 maturity. Conversions of the notes to April 30, 2003 were as follows:

($ 000's)	Convertible Notes Face Value*	Class B Shares
Outstanding January 31, 2003	$255,000	60,363
Conversions in the Third Quarter	(8,436)	18,790
	$246,564	79,153

* Note indicative of values used in the financial statements.

Subsequent to quarter-end, an additional $32.7 million of convertible notes have been converted into approximately 73 million additional class B non-voting shares.

Working Capital

Current assets were $439 million at April 30 up $3 million from January 31. An increase of $31 million in inventory was offset by a decrease in cash in trust, short-term investments and accounts receivable. Grain inventories decreased substantially during the quarter due to depleted grain stocks on the prairies. This



decrease was more than offset by a seasonal increase in agri-products inventory in preparation for the busy spring season.

The current ratio was 1.22 at April 30 compared to 1.30 at January 31, 2003.

Cash Flow Information

Cash flow used in operations was $21 million for the quarter and capital expenditures were $1 million.

FORWARD LOOKING INFORMATION

Certain statements in this Management's Discussion and Analysis are forward-looking and reflect the Pool's expectations regarding future results of operations, financial condition and achievements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Pool to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations, including, but not limited to: producers' decisions regarding total seeded acreage, crop selection and utilization levels of farm inputs such as fertilizers and pesticides; weather conditions, including the risk of drought; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and the European Union.

Marvin Wiens
President and
Chairman of the Board

Mayo Schmidt
Chief Executive Officer

June 24, 2003

Saskatchewan Wheat Pool
2625 Victoria Avenue
Regina, Saskatchewan
S4T 7T9
http://www.swp.com

SEC Exemption #: 82-5037



3rd Quarter Report ending April 30, 2003

CONSOLIDATED BALANCE SHEETS

	As at April 30 2003	As at January 31 2003
	(in thousands)	
	(unaudited)	(unaudited)
ASSETS		
Current Assets		
Cash *(Note 3)*	$ 1,489	$ 2,382
Cash in trust	513	13,898
Short-term investments	20,057	29,088
Accounts receivable	88,956	94,381
Inventories	317,997	286,575
Prepaid expenses	8,864	8,469
Future income taxes	921	782
	438,797	435,575
Investments	4,552	4,945
Property, Plant and Equipment	298,630	314,413
Other Long-Term Assets	6,798	7,476
Future Income Taxes	80,324	80,324
	$ 829,101	$ 842,733
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Bank indebtedness *(Note 3)*	$ 15,509	$ 15,674
Short-term borrowings *(Note 3)*	123,459	122,174
Members' demand loans	7,361	6,178
Members' shares *(Note 4)*	1,793	1,797
Accounts payable	203,402	181,484
Long-term debt due within one year *(Note 3)*	7,525	7,155
	359,049	334,462
Long-Term Debt *(Note 3)*	265,447	273,407
Other Long-Term Liabilities	47,674	47,300
Future Income Taxes	8,781	8,909
Non-Controlling Interest	-	54
	680,951	664,132
Shareholders' Equity		
Share capital *(Note 5)*	28,439	22,335
Convertible notes- equity component	156,160	156,266
Retained earnings (deficit)	(36,449)	-
	148,150	178,601
	$ 829,101	$ 842,733

On behalf of the Board of Directors

Marvin D. Wiens
Director

Gary F. Colter
Director

SEC Exemption #: 82-5037



3rd Quarter Report ending April 30, 2003

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

	Three months ended April 30 2003	Pre-reorganization Six months ended January 31 2003	Three months ended April 30 2002	Nine months ended April 30 2002
	(in thousands)			
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales and Other Operating Revenues	$ 310,042	$ 970,247	$ 549,701	$ 1,997,139
Cost of Sales and Expenses				
Cost of sales and operating expenses	305,256	949,118	530,299	1,901,209
Selling and administrative expenses	12,590	24,519	16,756	59,237
Depreciation and amortization	6,655	25,793	17,358	53,911
(Gain) Loss on disposals *(Note 7)*	-	-	(7,718)	9,722
	324,501	999,430	556,695	2,024,079
Loss Before the Undernoted	(14,459)	(29,183)	(6,994)	(26,940)
Non-controlling interest	53	1,233	36	666
Loss Before Interest and Taxes	(14,406)	(27,950)	(6,958)	(26,274)
Interest expense	14,116	23,650	13,142	45,988
Securitization expense	-	3,016	1,273	6,887
Loss Before Corporate Taxes	(28,522)	(54,616)	(21,373)	(79,149)
(Expense) Recovery of corporate taxes	(1,930)	20,180	8,677	28,085
Net Loss	(30,452)	(34,436)	(12,696)	(51,064)
Retained Earnings, Beginning of Period	-	(54,422)	(631)	37,737
Accretion of equity component of convertible long-term debt	(5,997)	-	-	-
Retained Earnings, End of Period	$ (36,449)	$ (88,858)	$ (13,327)	$ (13,327)
Earnings (Loss) Per Share after Accretions (Note 6)	$ (0.56)	$ (0.92)	$ (0.34)	$ (1.36)

SALES AND OPERATING REVENUE BY SEGMENT

	Three months ended April 30 2003	Pre-reorganization Six months ended January 31 2003	Three months ended April 30 2002	Nine months ended April 30 2002
	(in thousands)			
SALES	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Grain Handling and Marketing	$ 225,554	$ 769,441	$ 384,814	$ 1,352,112
Agri-products	43,899	123,198	33,755	150,983
Agri-food Processing	31,101	65,142	125,672	448,072
Other	17,147	30,460	21,298	81,019
Intersegment sales	(7,659)	(17,994)	(15,838)	(35,047)
	$ 310,042	$ 970,247	$ 549,701	$ 1,997,139

SEC Exemption #: 82-5037



3rd Quarter Report ending April 30, 2003

SEGMENT EARNINGS FROM OPERATIONS

	Three months ended April 30 2003 (in thousands) (unaudited)				Pre-reorganization Six months ended January 31 2003 (in thousands) (unaudited)			
	EBITDA	D&A	(Gain)/ Loss on Disposals	EBIT	EBITDA	D&A	(Gain)/ Loss on Disposals	EBIT
Grain Handling and Marketing	$ (5,323)	$ 2,740	$ -	$ (8,063)	$ 7,169	$ 14,883	$ -	$ (7,714)
Agri-products	(2,136)	2,138	-	(4,274)	(5,926)	3,677	-	(9,603)
Agri-food Processing	5,671	1,292	-	4,379	6,327	2,542	-	3,785
Other	(2,059)	485	-	(2,544)	(1,873)	4,438	-	(6,311)
Segment Results	(3,847)	6,655	-	(10,502)	5,697	25,540	-	(19,843)
Corporate expenses	(3,904)	-	-	(3,904)	(7,854)	253	-	(8,107)
Per Financial Statements	$ (7,751)	$ 6,655	$ -	$ (14,406)	$ (2,157)	$ 25,793	$ -	$ (27,950)

SEGMENT EARNINGS FROM OPERATIONS

	Pre-reorganization Three months ended April 30 2002 (in thousands) (unaudited)				Nine months ended April 30 2002 (in thousands) (unaudited)			
	EBITDA	D&A	(Gain)/ Loss on Disposals	EBIT	EBITDA	D&A	(Gain)/ Loss on Disposals	EBIT
Grain Handling and Marketing	$ (1,012)	$ 8,509	$ -	$ (9,521)	$ 21,057	$ 24,705	$ -	$ (3,648)
Agri-products	(2,883)	2,603	(7,818)	2,332	(3,042)	8,629	(7,818)	(3,853)
Agri-food Processing	7,866	3,688	100	4,078	26,043	12,248	21,579	(7,784)
Other	3,349	2,262	-	1,087	6,848	7,418	(4,039)	3,469
Segment Results	7,320	17,062	(7,718)	(2,024)	50,906	53,000	9,722	(11,816)
Corporate expenses	(4,638)	296	-	(4,934)	(13,547)	911	-	(14,458)
Per Financial Statements	$ 2,682	$ 17,358	$ (7,718)	$ (6,958)	$ 37,359	$ 53,911	$ 9,722	$ (26,274)



CONSOLIDATED STATEMENTS OF CASH FLOWS

		Pre-reorganization		
	Three months ended April 30 2003	**Six months ended January 31 2003**	**Three months ended April 30 2002**	**Nine months ended April 30 2002**
	(In thousands)		(in thousands)	
	(unaudited)	**(unaudited)**	**(unaudited)**	**(unaudited)**
Cash From (Used In) Operating Activities:				
Net loss	$ (30,452)	$ (34,436)	$ (12,696)	$ (51,064)
Add (deduct) *items not involving* cash				
Depreciation and amortization	6,655	25,793	17,358	53,911
Loss on disposals	-	-	(7,718)	9,722
Future income taxes (recovery)	175	(22,827)	(10,379)	(31,984)
Pension	425	760	(1,901)	(6,714)
Interest accretion and bank refinancing amortization	3,331	5,616	3,212	9,901
Non-controlling interest	(53)	(1,233)	(36)	(666)
Other items	(1,035)	(77)	(1,095)	(1,131)
Cash flow used in operations	(20,954)	(26,404)	(13,255)	(18,025)
Changes in non-cash working capital items				
Accounts receivable	3,879	48,181	12,338	201,229
Securitization of accounts receivable	-	(8,875)	(14,680)	(129,856)
Inventories	(32,570)	(11,946)	(84,337)	(94,835)
Securitization of inventories	-	14,277	2,741	3,706
Accounts payable	25,242	(31,931)	57,141	26,720
Prepaid expenses	(431)	(991)	939	2,685
Changes in non-cash working capital	(3,880)	8,715	(25,858)	9,649
Cash used in *operating* activities	(24,834)	(17,689)	(39,113)	(8,376)
Cash From (Used in) Financing Activities				
Proceeds of long-term debt	-	72,969	503	5,488
Repayment of long-term debt	(9,998)	(2,966)	(45,893)	(144,505)
Proceeds of short-term borrowings	1,285	4,917	9,828	25,269
Increase (repayment) of members' demand loans	1,183	(18,446)	(3,743)	(8,487)
Repayment of members' shares	(4)	-	-	-
(Decrease) increase in other long-term liabilities	(1,010)	(260)	1,021	(392)
(Decrease) increase in share capital	-	(11)	1	(2)
Cash (used in) from financing activities	(8,544)	56,203	(38,283)	(122,629)
Cash From (Used in) Investing Activities				
Property, plant and equipment expenditures	(1,045)	(3,357)	(2,209)	(11,507)
Proceeds on sale of property, plant and equipment	9,753	1,390	2,860	9,227
Divestitures	-	-	42,495	85,254
Decrease (increase) in cash in trust	13,385	(13,898)	-	-
Decrease in investments	378	3,168	74	2,553
Decrease (increase) in other long-term assets	1,148	(6,201)	(2,620)	(3,535)
Cash from (used in) investing activities	23,619	(18,898)	40,600	81,992
(Decrease) Increase in Cash and Cash Equivalents	(9,759)	19,616	(36,796)	(49,013)
Cash and Cash Equivalents, Beginning of Period (a)	15,796	(3,820)	1,021	13,238
Cash and Cash Equivalents, End of Period (a)	$ 6,037	$ 15,796	$ (35,775)	$ (35,775)
Supplemental disclosure of cash (paid) recovered during the year:				
Interest	(21,421)	(11,439)	(10,089)	(34,679)
Securitization	-	(3,016)	(1,273)	(6,887)
Income Taxes	(189)	(3,418)	(677)	21,798

(a) Cash and cash equivalents consist of cash, short-term investments and bank indebtedness



Notes to the Consolidated Financial Statements – in thousands (except shares)

1. FINANCIAL REORGANIZATION AND BASIS OF PRESENTATION

Financial Reorganization

On October 24, 2002, Saskatchewan Wheat Pool (the "Company") announced its intention to fund its long-term business plan by restructuring its senior secured debt and obtaining new credit facilities. An amendment to the existing credit agreement was signed, which established new financial covenants, and the Company began the process of debt restructuring with its banks and Medium Term Note (MTN) holders. A preliminary restructuring and refinancing proposal received support from the banks on January 3, 2003.

On February 3, 2003, the Company amended its restructuring proposal; the banks supported the amendment. On February 4, the MTN holders voted to approve the amended capital restructuring proposal. This proposal provided for the two existing series of MTN's, along with $105 million of bank term debt, to be exchanged for two new series of notes. The first, $150 million of senior subordinate notes and the second, $255 million of convertible subordinated notes. The convertible subordinate notes includes holder conversion options at any time prior to November 30, 2008. The Company option to convert can be made on November 30, 2008. The proposal also provides for changes to the Company's governance structure, which includes the appointment of four independent directors, and provides closer alignment with Toronto Stock Exchange recommendations.

Subsequent to the January 31, 2003 quarter-end, the Company successfully concluded its financial restructuring initiative. There were no significant changes from the proposal approved in early February. Upon closure, both series of MTN's totaling $300 million, along with $105 million of bank term debt, were exchanged proportionately for two new series of Notes and 22,938,037 Class B shares of the Company.

Basis of Presentation - *Fresh Start Accounting*

The Company has accounted for the financial reorganization by using the principles of fresh start accounting as required under Canadian generally accepted accounting principles ("GAAP"). For accounting purposes, the Company has used an effective date of January 31, 2003. Fresh start accounting necessitated the revaluation of all assets and liabilities of the Company at estimated fair values and the elimination of the Company's deficit. The outcome of this revaluation exercise reflects a "fresh start" for the Company.

The January 31, 2003 book values of the assets and liabilities approximated their fair values with the following exceptions:

i. Property, Plant and Equipment – at the fair value supported by future anticipated cash flows
ii. Goodwill and pre-operating costs – at nil
iii. Pension and other employee future benefit plans – at values determined by an independent actuary
iv. Senior subordinated notes – at current trading value
v. Debt Component of Convertible Notes – at present value of estimated potential interest payments associated with fiscal 2006-2008
vi. Future income taxes – at amounts more likely than not to be realized over a period of five years
vii. Unamortized portion of the costs associated with prior lending arrangements reflected as long-term assets – at nil
viii. Unamortized portion of the costs associated with prior lending arrangements reflected as prepaid expenses – at nil
ix. Costs of restructuring – written off through the fresh start adjustment
x. Agri-products equipment inventory – at selling prices less disposal costs

An equity value of $178.6 million was calculated in order to establish the January 31, 2003 fresh start consolidated balance sheet. The equity value reflects management's estimate of the trading value of the Company's Class B shares combined with an estimate of the fair value of the non-debt component of the Company's convertible notes. Trading values for shares and notes are reflective of the values of each of these instruments from the date of restructuring to the issuance of the third quarter report.

The following table summarizes the adjustments recorded to implement the reorganization and to reflect the fresh start basis of accounting:



3rd Quarter Report ending April 30, 2003

	Balance Prior To Reorganization	Reorganization Adjustments		Fresh Start Adjustments	Balance After Adjustments
ASSETS					
Current Assets					
Cash	$ 2,382	$		$	$ 2,382
Cash in trust	13,898				13,898
Short-term investments	29,088				29,088
Accounts receivable	78,114	16,267	(a)		94,381
Inventories	189,053	98,023	(a)	(501)	286,575
Prepaid expenses	10,995			(2,526)	8,469
Future income taxes	8,205			(7,423)	782
	331,735	114,290		(10,450)	435,575
Investments	7,544			(2,599)	4,945
Property, Plant and Equipment	611,428			(297,015)	314,413
Other Long-Term Asset	141,354	8,995	(c)	(142,873)	7,476
Future Income Taxes	77,569			2,755	80,324
	$ 1,169,630	$ 123,285		$ (450,182)	$ 842,733
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Bank Indebtedness	$ 15,674	$		$	$ 15,674
Short-term borrowings	7,884	114,290	(a)		122,174
Members' demand loans	6,178				6,178
Members' shares	-			1,797	1,797
Accounts payable and accrued liabilities	173,489	7,995	(c)		181,484
Long-term debt due within one year	7,155				7,155
	210,380	122,285		1,797	334,462
Long-Term Debt	533,881	(105,000)	(b)	792	273,407
		(300,000)	(b)		
		150,000	(b)	(28,500)	
		22,234	(b)		
Other Long-Term Liabilities	45,922	1,000	(c)	378	47,300
Non-Controlling Interest	54				54
Future Income Taxes	10,470			(1,561)	8,909
	800,707	(109,481)		(27,094)	664,132
Shareholders' Equity					
Share capital	457,781	8,487	(b)	(457,781)	22,335
				13,848	
Convertible note - equity component		224,279	(b)	(68,013)	156,266 *
Retained earnings	(88,858)			88,858	-
	368,923	232,766		(423,088)	178,601
	$ 1,169,630	$ 123,285		$ (450,182)	$ 842,733

*Convertible note principal $139,257

*Convertible note holder options $17,009



3rd Quarter Report ending April 30, 2003

Summary of adjustments:

(a) As part of the financial reorganization, the Company guarantees the underlying cash value of assets sold in its securitization program. The granting of the guarantee requires the Company to treat its securitization program as a financing transaction rather than a sale transaction. The result is an increase to accounts receivable and inventories of $16,267 and $98,023 respectively and an increase to short-term borrowings of $114,290.

(b) Both series of Medium Term Notes totaling $300 million, along with $105 million of bank term debt, were exchanged proportionately for two new series of Notes and 22,938,037 Class B shares of the Company. The exchange is further represented as follows:

PRIOR TO RESTRUCTURING		AFTER RESTRUCTURING
$105 million term bank debt • Interest at prime + 3% payable monthly • Principal due November 30, 2003		22,938,037 Class B shares • Total Class B shares outstanding after the exchange is equal to 60,363,256
$150 million MTN • 7.25% interest payable semi-annually, • principal due February 24, 2004		$150 million Senior Subordinated Notes • interest payable monthly into a trust and distributed quarterly. Interest at 8% prior to July 31, 2005, thereafter at 12% • principal due November 29, 2008
$150 million MTN • 6.60% interest payable semi-annually, • principal due July 18, 2007	$405 million →	$255 million Convertible Subordinated Notes • 9% interest accrues to July 31, 2005. Interest may become payable in each year, subsequent to the end of fiscal 2006, provided that certain consolidated EBITDA less consolidated cash interest & securitization threshold tests are met. Annual interest payments are limited to 9% in fiscal 2006, 2007 and 2008. • Holder option to convert into Class B non-voting shares of the Company at the rate of approximately 2227.2 shares per $1,000 of Note principal at any time prior to November 30, 2008 (subject to adjustment in certain events, such as a share consolidation, share split, etc.) • Company option to convert principal and accrued interest into common, voting shares, which are sole outstanding class of shares, on November 30, 2008 at the rate of approximately 2227.2 shares per $1,000 of Note principal, provided certain conditions are met (subject to adjustment in certain events, such as a share consolidation, share split, etc.). The impact of such a conversion would be that the newly issued shares would constitute 90% of the voting rights of the Company.

Of the $405 million exchanged, $150 million is reflected in the reorganization column as debt. The remaining $255 million is reflected as follows:

Share capital - 22,938,037 Class B shares issued	$ 8,487
Convertible Note – debt component	22,234
Convertible Note – equity component	224,279
	$ 255,000

In accordance with Canadian GAAP the 22.9 million shares issued were recorded at fair value and the convertible notes are separated into their debt and equity components, according to their substance. The debt component is estimated at the present value of the cash interest expected to be paid in accordance with certain specified threshold tests for fiscal 2006-2008. The remainder is reflected as equity.

(c) Reflects a $13.6 million accrual for additional reorganization expenses and costs associated with new bank facilities ($1 million reflected as long term), net of the forgiveness of $4.6 million in obligations associated with prior banking arrangements. The costs were subsequently valued at NIL on the opening January 31, 2003 balance sheet in accordance with note 1vii.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Saskatchewan Wheat Pool and its affiliated companies and have been prepared in accordance with Canadian generally accepted accounting principles. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the most recent annual financial statements.

Due to the seasonal nature of the Company's business, the results of operations for any interim period are not necessarily indicative of the results to be expected for other interim periods or the full year.

USE OF ESTIMATES

Management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Management believes that the estimates are reasonable, however, actual results could differ from these estimates.

COMPARATIVE FIGURES

Comparative financial statements for periods prior to January 31, 2003 have been presented pursuant to regulatory requirements. In reviewing the comparative financial statements, readers are reminded that they do not reflect the effects of the financial reorganization or the application of fresh start accounting and as a result are not comparable. Certain prior period amounts have been reclassified in order to conform with current period classifications.

The unaudited interim financial statements are based upon accounting principles consistent with those used and described in the annual financial statements, except for the following:

Comprehensive revaluation of assets and liabilities

The Company's assets and liabilities were comprehensively revalued at January 31, 2003 at their estimated fair values.

Stock-Based Compensation and Other Stock-Based Payments

Effective August 1, 2002, the Company adopted the new CICA Section 3870, which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. The Company records an expense in the period options are granted based on the fair value method as determined by the Black-Scholes option pricing model.

The fair value of options issued in the quarter was determined by the Black-Scholes option pricing model with the following assumptions: risk free rate 5.60%; dividend yield 0%, a volatility factor of the expected market price of the Company's shares of 50%, and a weighted-average expected option life of 10 years. 325,264 options were issued in



the first quarter with an exercise price (equal to market price at the date of issue) of $1.55. In the first six months of the year $100,000 has been expensed as stock based compensation.

3. FINANCING

The restructuring also involved the establishment of up to $375 million in new senior secured credit facilities with the Company's bankers. These credit facilities are comprised of:

i) $240 million working capital, asset backed operating facility, with additional availability of up to $35 million in periods of the Company's fiscal 2004 year
- Funding provided through a combination of a securitization program and / or bank loans. The Company guarantees collection of the proceeds of any securitized asset sales.
- Interest at prime plus 3%, payable weekly
- Revolving until July 31, 2005
- Security consists of the underlying value of working capital

ii) $100 million senior secured term loan
- Interest payable monthly at 8% until the commencement of blended monthly principal and interest payments of approximately $1.5 million
- Blended payments to begin October 1, 2004 provided certain EBITDA thresholds are achieved, in the event these thresholds are not achieved, blended payments will begin October 1, 2005
- Balloon principal payment due July 31, 2008
- Security consists of a first charge on property, plant and equipment and investments

Details on consolidated cash, bank indebtedness, short-term borrowings and long-term debt are as follows:

	April 2003	January 2003
Cash		
Saskatchewan Wheat Pool cash	$ -	$ -
Subsidiaries' and proportionate share of joint ventures' cash	1,489	2,382
Total	$ 1,489	$ 2,382
Bank Indebtedness		
Saskatchewan Wheat Pool bank indebtedness	$ 13,064	$ 8,804
Subsidiaries' and proportionate share of joint ventures' bank indebtedness	2,445	6,870
Total	$ 15,509	$ 15,674



	April 2003	January 2003
Short-term borrowings		
Saskatchewan Wheat Pool short-term borrowings	$ 122,934	$ 122,174
Subsidiaries' and proportionate share of joint ventures' short-term borrowings	525	-
Total	$ 123,459	$ 122,174

	April 2003	January 2003
Long-term debt		
Bank term loan	$ 90,600	$100,000
Senior Subordinated note	123,995	121,500
Convertible note – debt component	23,068	22,234
Members' term loans	3,683	3,538
Subsidiaries and proportionate share of joint ventures' debt	24,101	26,135
	265,447	273,407
Portion due within one year		
Members' term loans	996	1,176
Subsidiaries and proportionate share of joint ventures' debt	6,529	5,979
	7,525	7,155
Total long-term debt	$ 272,972	$ 280,562

4. MEMBERS' SHARES

Class A voting shares are held by farmer-members and are redeemable at the option of the shareholder at their par value of $25 per share.

The following table summarizes the Class A share capital for the three-month period ended April 30, 2003 (number of shares and dollar values are reflected in thousands).

Class A Shares	Issued and outstanding	
	# Shares	$ Amount
Balance at January 31, 2003 – pre-reorganization reflected in share capital	71,864	$ 1,797
Fair value adjustments	-	-
Balance at January 31, 2003 – post-reorganization (a)	71,864	1,797
Redemptions - net	(124)	(4)
Balance at April 30, 2003 (a)	71,740	$ 1,793

(a) The Class A shares are reflected as a current liability due to their redeemable nature



5. SHARE CAPITAL

The following table summarizes the Class B share capital for the three-month period ended April 30, 2003 (number of shares, number of options, and dollar values are reflected in thousands).

Class B Shares	Stock Options		Issued and outstanding	
	# Options	$ Ascribed Value	# Shares	$ Amount
Balance at January 31, 2003 – pre-reorganization	2,833	$ 100	37,425	$ 455,884
Issued as part of restructuring			22,938	8,487
Fair value adjustments		(100)		(442,036)
Balance at January 31, 2003 – post-reorganization	2,833	-	60,363	22,335
Convertible notes converted to Class B shares in the period			18,790	6,104
Options cancelled	(128)	-	-	-
Balance at April 30, 2003	2,705	$ -	79,153	$ 28,439

6. EARNINGS PER SHARE

		Pre-reorganization		
	Three months ended April 2003	Six months ended January 2003	Three months ended April 2002	Nine months ended April 2002
Net loss for the period	$ (30,452)	$ (34,436)	$ (12,696)	$ (51,064)
Less:				
Accretion of equity component of convertible notes	$ (5,997)	-	-	
Total	$ (36,449)	$ (34,436)	$ (12,696)	$ (51,064)
Basic and diluted loss per share	$ (0.56)	$ (0.92)	$ (0.34)	$ (1.36)
Weighted average number of shares outstanding	65,505	37,425	37,425	37,425

In calculating the weighted average number of shares outstanding the 22.9 million shares issued as part of the restructuring were assumed to be issued as of January 31, 2003.

The potentially dilutive effect of the conversion of the 9% convertible notes and the exercise of options related to the New Members' and Management Stock Option Plans were not included in the calculation of diluted earnings (loss) per share as the result would be anti-dilutive.



7. **LOSS ON DISPOSAL**

Items in this grouping are as follows:

		Pre-reorganization		
	Three months ended April 2003	Six months ended January 2003	Three months ended April 2002	Nine months ended April 2002
a) Gain on sale of assets of Heartland Livestock Services	-	-	$ -	$ (5,283)
b) Loss on sale of assets of Heartland Feeds	-	-	-	12,278
c) Gain on sale of Western Producer Publications Division	-	-	-	(11,034)
d) Loss on sale of CSP Foods	-	-	100	21,579
e) Gain on sale of land of joint venture	-	-	(7,818)	(7,818)
Total Pre-Tax	-	-	$ (7,718)	$ 9,722
Total After-Tax	-	-	$ (5,994)	$ 3,907

8. **GUARANTEES**

a) At April 30, 2003, the Company had outstanding banking letters of credit of $20.1 million expiring on November 30, 2003. These banking letters of credit are issued to third parties as normal course in operating an agri-business. Letters of credit effectively reduce the amount of cash that can be drawn on the operating line.

b) Under the terms of an agreement, a financial institution provides credit for the purchase of crop inputs to customers of SWP. Loans under the program are secured by a general security agreement granted by the customer covering the crop and farm assets.

Under the agreement SWP has agreed to fund loan losses in excess of a credit loss reserve. At April 30, 2003, $26 million was outstanding under the program of which $3.7 million represented past due amounts related to the 2002 crop year. SWP expects that loan losses in excess of credit loss reserve will not be significant.



the first quarter with an exercise price (equal to market price at the date of issue) of $1.55. In the first six months of the year $100,000 has been expensed as stock based compensation.

3. FINANCING

The restructuring also involved the establishment of up to $375 million in new senior secured credit facilities with the Company's bankers. These credit facilities are comprised of:

i) $240 million working capital, asset backed operating facility, with additional availability of up to $35 million in periods of the Company's fiscal 2004 year
   - Funding provided through a combination of a securitization program and / or bank loans. The Company guarantees collection of the proceeds of any securitized asset sales.
   - Interest at prime plus 3%, payable weekly
   - Revolving until July 31, 2005
   - Security consists of the underlying value of working capital

ii) $100 million senior secured term loan
   - Interest payable monthly at 8% until the commencement of blended monthly principal and interest payments of approximately $1.5 million
   - Blended payments to begin October 1, 2004 provided certain EBITDA thresholds are achieved, in the event these thresholds are not achieved, blended payments will begin October 1, 2005
   - Balloon principal payment due July 31, 2008
   - Security consists of a first charge on property, plant and equipment and investments

Details on consolidated cash, bank indebtedness, short-term borrowings and long-term debt are as follows:

	April 2003	January 2003
Cash		
Saskatchewan Wheat Pool cash	$ -	$ -
Subsidiaries' and proportionate share of joint ventures' cash	1,489	2,382
Total	$ 1,489	$ 2,382
Bank Indebtedness		
Saskatchewan Wheat Pool bank indebtedness	$ 3,064	$ 8,804
Subsidiaries' and proportionate share of joint ventures' bank indebtedness	2,445	6,870
Total	$ 15,509	$ 15, 674



	April 2003	January 2003
Short-term borrowings		
Saskatchewan Wheat Pool short-term borrowings	$ 122,934	$ 122,174
Subsidiaries' and proportionate share of joint ventures' short-term borrowings	525	-
Total	$ 123,459	$ 122,174

	April 2003	January 2003
Long-term debt		
Bank term loan	$ 90,600	$100,000
Senior Subordinated note	123,995	121,500
Convertible note – debt component	23,068	22,234
Members' term loans	3,683	3,538
Subsidiaries and proportionate share of joint ventures' debt	24,101	26,135
	265,447	273,407
Portion due within one year		
Members' term loans	996	1,176
Subsidiaries and proportionate share of joint ventures' debt	6,529	5,979
	7,525	7,155
Total long-term debt	$ 272,972	$ 280,562

4. MEMBERS' SHARES

Class A voting shares are held by farmer-members and are redeemable at the option of the shareholder at their par value of $25 per share.

The following table summarizes the Class A share capital for the three-month period ended April 30, 2003 (number of shares and dollar values are reflected in thousands).

Class A Shares	Issued and outstanding	
	# Shares	$ Amount
Balance at January 31, 2003 – pre-reorganization reflected in share capital	71,864	$ 1,797
Fair value adjustments	-	-
Balance at January 31, 2003 – post-reorganization (a)	71,864	1,797
Redemptions - net	(124)	(4)
Balance at April 30, 2003 (a)	71,740	$ 1,793

(a) The Class A shares are reflected as a current liability due to their redeemable nature

5. SHARE CAPITAL

The following table summarizes the Class B share capital for the three-month period ended April 30, 2003 (number of shares, number of options, and dollar values are reflected in thousands).

Class B Shares	Stock Options		Issued and outstanding	
	# Options	$ Ascribed Value	# Shares	$ Amount
Balance at January 31, 2003 – pre-reorganization	2,833	$ 100	37,425	$ 455,884
Issued as part of restructuring			22,938	8,487
Fair value adjustments		(100)		(442,036)
Balance at January 31, 2003 – post-reorganization	2,833	-	60,363	22,335
Convertible notes converted to Class B shares in the period			18,790	6,104
Options cancelled	(128)	-	-	-
Balance at April 30, 2003	2,705	$ -	79,153	$ 28,439

6. EARNINGS PER SHARE

		Pre-reorganization		
	Three months ended April 2003	Six months ended January 2003	Three months ended April 2002	Nine months ended April 2002
Net loss for the period	$ (30,452)	$ (34,436)	$ (12,696)	$ (51,064)
Less:				
Accretion of equity component of convertible notes	$ (5,997)	-	-	
Total	$ (36,449)	$ (34,436)	$ (12,696)	$ (51,064)
Basic and diluted loss per share	$ (0.56)	$ (0.92)	$ (0.34)	$ (1.36)
Weighted average number of shares outstanding	65,505	37,425	37,425	37,425

In calculating the weighted average number of shares outstanding the 22.9 million shares issued as part of the restructuring were assumed to be issued as of January 31, 2003.

The potentially dilutive effect of the conversion of the 9% convertible notes and the exercise of options related to the New Members' and Management Stock Option Plans were not included in the calculation of diluted earnings (loss) per share as the result would be anti-dilutive.



7. **LOSS ON DISPOSAL**

Items in this grouping are as follows:

		Pre-reorganization		
	Three months ended April 2003	Six months ended January 2003	Three months ended April 2002	Nine months ended April 2002
a) Gain on sale of assets of Heartland Livestock Services	-	-	$ -	$ (5,283)
b) Loss on sale of assets of Heartland Feeds	-	-	-	12,278
c) Gain on sale of Western Producer Publications Division	-	-	-	(11,034)
d) Loss on sale of CSP Foods	-	-	100	21,579
e) Gain on sale of land of joint venture	-	-	(7,818)	(7,818)
Total Pre-Tax	-	-	$ (7,718)	$ 9,722
Total After-Tax	-	-	$ (5,994)	$ 3,907

8. **GUARANTEES**

a) At April 30, 2003, the Company had outstanding banking letters of credit of $20.1 million expiring on November 30, 2003. These banking letters of credit are issued to third parties as normal course in operating an agri-business. Letters of credit effectively reduce the amount of cash that can be drawn on the operating line.

b) Under the terms of an agreement, a financial institution provides credit for the purchase of crop inputs to customers of SWP. Loans under the program are secured by a general security agreement granted by the customer covering the crop and farm assets.

Under the agreement SWP has agreed to fund loan losses in excess of a credit loss reserve. At April 30, 2003, $26 million was outstanding under the program of which $3.7 million represented past due amounts related to the 2002 crop year. SWP expects that loan losses in excess of credit loss reserve will not be significant.

SEC Exemption #: 82-5037

[Pool Logo]
Saskatchewan Wheat Pool
Head Office, 2625 Victoria Avenue, Regina, Sask. S4T 7T9

June 24, 2003

ATTENTION: Provincial Securities Commissions of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland, Toronto Stock Exchange

SUBJECT: **Confirmation of Mailing – Saskatchewan Wheat Pool**
Quarterly Financial Statements – the Period Ending April 30, 2003

Saskatchewan Wheat Pool issued a news release regarding its third quarter financial statements for the period ending April 30, 2003 on June 24, 2003. The newswire service, Canadian Corporate News issued the news release as required by the Timely Disclosure Rules.

On June 24, 2003, Saskatchewan Wheat Pool distributed the interim financial statements for the period ending April 30, 2003 to all known registered and non-registered shareholders who completed, signed and returned the interim report reply card. Electronic copies of the financial statements, M D & A and press release along with this letter were filed electronically with provincial securities commissions and the Toronto Stock Exchange through SEDAR.

"C. Vancha"

Colleen Vancha, Director
Investor Relations & Communications

cc: Lyn Kristoff, Interim, Executive Vice President & CFO
Susan Engel, General Counsel, Corporate Secretary